UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                           National Energy Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635812 209
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Arnos Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
             4,656,889

8        SHARED VOTING POWER
                     0

9        SOLE DISPOSITIVE POWER
             4,656,889

10       SHARED DISPOSITIVE POWER
                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      41.61%

14       TYPE OF REPORTING PERSON*
                          CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Unicorn Associates Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                     0

8        SHARED VOTING POWER
             4,656,889

9        SOLE DISPOSITIVE POWER
                     0

10       SHARED DISPOSITIVE POWER
            4,656,889

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           41.61%

14       TYPE OF REPORTING PERSON*
                              CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                           ACF Industries Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                      0

8        SHARED VOTING POWER
               4,656,889

9        SOLE DISPOSITIVE POWER
                       0

10       SHARED DISPOSITIVE POWER
               4,656,889

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.61%

14       TYPE OF REPORTING PERSON*
                      CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                     0

8        SHARED VOTING POWER
             4,656,889

9        SOLE DISPOSITIVE POWER
                     0

10       SHARED DISPOSITIVE POWER
             4,656,889

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   41.61%

14       TYPE OF REPORTING PERSON*
                       CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                            Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                     0

8        SHARED VOTING POWER
             4,656,889

9        SOLE DISPOSITIVE POWER
                     0

10       SHARED DISPOSITIVE POWER
             4,656,889

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         41.61%

14       TYPE OF REPORTING PERSON*
                          CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                             Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                     0

8        SHARED VOTING POWER
             4,656,889

9        SOLE DISPOSITIVE POWER
                     0

10       SHARED DISPOSITIVE POWER
             4,656,889

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.61%

14       TYPE OF REPORTING PERSON*
                     CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                     0

8        SHARED VOTING POWER
              4,656,889

9        SOLE DISPOSITIVE POWER
                      0

10       SHARED DISPOSITIVE POWER
              4,656,889

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,656,889

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     41.61%

14       TYPE OF REPORTING PERSON*
                         CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                927,155

8        SHARED VOTING POWER
                      0

9        SOLE DISPOSITIVE POWER
                927,155

10       SHARED DISPOSITIVE POWER
                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 927,155

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         8.29%

14       TYPE OF REPORTING PERSON*
                            PN

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                      0

8        SHARED VOTING POWER
                927,155

9        SOLE DISPOSITIVE POWER
                      0

10       SHARED DISPOSITIVE POWER
                927,155

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                927,155

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 8.29%

14       TYPE OF REPORTING PERSON*
                                    PN

                                  SCHEDULE 13D

CUSIP No. 635812 209

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /
                                       20

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

14       TYPE OF REPORTING PERSON*
                            CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Gascon Partners

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0
                                       22

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON*
                  PN
                                       23

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Cigas Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 635812 209


1        NAME OF REPORTING PERSON
                  Astral Gas Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 635812 209

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  5,584,044

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  5,584,044

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,584,044

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  49.9%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  SECURITY AND ISSUER

         This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 27, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Gascon Partners, a New York general partnership ("Gascon Partners"), Cigas Corp., a Delaware corporation ("Cigas") Astral Gas Corp., a New York corporation ("Astral"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo") and Starfire Holding Corporation, a Delaware corporation ("Starfire") (collectively, the "Registrants") amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997 and December 4, 1998 is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed by the Registrants.

Item 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding the following:

         The persons filing this statement are Arnos Corp., a Nevada corporation ("Arnos"), Unicorn Associates Corporation, a New York corporation ("Unicorn") and Barberry Corp., a Delaware corporation ("Barberry", and together with Riverdale, Arnos, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire, High River, Gascon, Cigas, Astral and Carl C. Icahn, the "Registrants"). The principal business address of each of Arnos and Unicorn is 1 Wall Street Court, Suite 980, New York, New York 10005. The principal business address of Barberry is c/o Starfire Holding Corporation, 100 South Bedford Road, Mt. Kisco, New York 10549.

         As of October 23, 2000, Barberry replaced Riverdale as the general partner of High River. Mr. Icahn is the sole stockholder of Barberry. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

         Arnos and Unicorn are primarily engaged in the business of investing in securities. Arnos is a wholly-owned subsidiary of Unicorn. Unicorn is a wholly-owned subsidiary of ACF. Barberry is primarily engaged in the business of investing in securities and, effective as of October 23, 2000, acting as general partner of High River. Carl C. Icahn is the sole stockholder and sole director of each of Starfire and Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

         Neither Arnos, Unicorn, Barberry, Mr. Icahn nor any executive officer or director of any of the Registrants has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Arnos, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire, Riverdale, Barberry, Gascon, Cigas and Astral is set forth on Schedule A attached hereto.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following:

         The aggregate purchase price of the 4,656,889 shares of common stock, par value $.01 per share, of the reorganized Issuer ("NEG Common Stock") purchased by Arnos was $2,000,000. The source of funding for such purchase was the general working capital of Arnos.

Item 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

         As of August 4, 2000 (the "Effective Date") and in compliance with the terms of the Issuer's Joint Plan of Reorganization as confirmed by the United States Bankruptcy Court for the Northern District of Texas (the "Plan"), Dallas Division, 3,569,300 shares of common stock of the Issuer held by High River were converted into an aggregate of 509,900 shares of NEG Common Stock pursuant to a 7-to-1 reverse stock split and 100,000 shares of Series D Convertible Preferred Stock, par value $1.00 per share, of the Issuer held by High River were converted into an aggregate of 417,255 shares of NEG Common Stock. On November 3, 2000, in accordance with the Plan, Arnos purchased 4,656,889 shares of NEG Common Stock for $2,000,000 from the reorganized Issuer.

         Pursuant to the Plan, the Issuer will contribute substantially all of its operating assets to a newly formed limited liability company ("Holding LLC") in exchange for an equity interest in Holding LLC and Arnos will simultaneously contribute cash or assets to Holding LLC with a net value equivalent to the net value of the assets contributed to Holding LLC by the Issuer in exchange for an equity interest in Holding LLC.

         On the Effective Date, 300,000 warrants held by Gascon Partners were cancelled. By virtue of the cancellation of the warrants, Gascon Partners, Cigas and Astral are no longer deemed beneficial owners of voting securities of the Issuer.

Item 5.  INTEREST IN SECURITIES OF ISSUER

Item 5 is hereby amended in its entirety to read as follows:

         (a) As of the close of business on November 3, 2000, Registrants may be deemed to beneficially own in the aggregate 5,584,044 shares of NEG Common Stock, representing approximately 49.9% of the Issuer's common stock (based upon the 11,190,650 shares stated to be outstanding in the Issuer's Press Release dated November 3, 2000). Registrants have direct beneficial ownership of the NEG Common Stock as follows:

                                                       Approximate Percentage
                                                       of Outstanding Shares
                            Number of Shares           (computed in accordance
Name                        NEG Common Stock           with rule 13d-3(d)(1))
----                        ----------------           ----------------------

Arnos                          4,656,889                       41.61%

High River                       927,155                        8.29%

         Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn, by virtue of their relationships to Arnos (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of NEG Common Stock that Arnos directly beneficially owns. Each of Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of NEG Common Stock that High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes.

         To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any NEG Common Stock.

         (b) Each of Arnos and High River has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the shares of NEG Common Stock it directly beneficially owns.

         Each of Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may be deemed to share with Arnos the power to vote or to direct the vote and to dispose or to direct the disposition of shares of NEG Common Stock that Arnos directly beneficially owns.

         Each of Barberry and Mr. Icahn may be deemed to share with High River the power to vote or to direct the vote and to dispose or to direct the disposition of shares of NEG Common Stock that High River directly beneficially owns.

         (c) The following describes all transactions with respect to shares of NEG Common Stock effected during the past sixty days by each of the persons named in Item 5(a) above: On November 3, 2000, Arnos consummated the purchase from the Issuer of 4,656,988 shares of NEG Common Stock at a price per share of approximately $.42 pursuant to the terms of the Plan.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of NEG Common Stock that Registrants may be deemed to beneficially own.

         (e)  Not applicable.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

         Exhibit 1         Joint Filing Agreement

                                   Schedule A

         The following sets forth the name and principal occupation of each executive officer and director of Arnos, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire, Riverdale, Gascon, Cigas, Astral and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10053.

               Name, Business Address and Principal Occupation of
                  Each Executive Officer And Director of Arnos

NAME                                   POSITION

Carl C. Icahn                          President and Director

Edward E. Mattner                      Vice President

Geordie Hebard                         Vice President

Gail Golden                            Vice President, Secretary and Treasurer


               Name, Business Address and Principal Occupation of
                 Each Executive Officer And Director of Unicorn

NAME                                   POSITION

Carl C. Icahn                          Director

Edward E. Mattner                      President and Treasurer

Gail Golden                            Vice President and Secretary

               Name, Business Address and Principal Occupation of
                  Each Executive Officer And Director of ACF(1)

NAME                                   POSITION

Carl C. Icahn                          Chairman

Alfred D. Kingsley(2)                  Vice Chairman

James J. Unger                         Vice Chairman

Roger D. Wynkoop                       President

Robert J. Mitchell                     Senior Vice President - Finance and
                                       Secretary


               Name, Business Address and Principal Occupation of
               Each Executive Officer And Director of ACF Holding

Carl C. Icahn                          Chairman and Director

Richard T. Buonato(3)                  Vice President, Secretary and Director

Robert J. Mitchell                     President and Treasurer


               Name, Business Address and Principal Occupation of
                Each Executive Officer And Director of Highcrest

Carl C. Icahn                          President and Chairman

Richard T. Buonato                     Senior Vice President, Treasurer and
                                       Director

Edward E. Mattner                      Director

Gail Golden                            Vice President and Secretary

Robert J. Mitchell                     Assistant Secretary

------------------
(1) Unless otherwise noted, the business address of each officer of ACF is c/o ACF Industries, Incorporated, 620 North Second Street, St. Charles, Missouri 63301.
(2) Business address is c/o Greenway Partners, 277 Park Avenue, 27th Floor, New York, New York 10172.
(3) Business address is c/o Icahn & Co., 1 Wall Street Court, Suite 980, New York, New York 10005

               Name, Business Address and Principal Occupation of
                 Each Executive Officer And Director of Buffalo

Richard T. Buonato                     Vice President, Secretary, Comptroller
                                       and Director

Edward E. Mattner                      President and Treasurer

Gail Golden                            Assistant Secretary

               Name, Business Address and Principal Occupation of
                 Each Executive Officer And Director of Starfire

Carl C. Icahn                          President and Director

Robert J. Mitchell                     Secretary and Treasurer

               Name, Business Address and Principal Occupation of
                          Managing Member of Riverdale

Carl C. Icahn                          Managing Member

               Name, Business Address and Principal Occupation of
                            General Partner of Gascon

Cigas Corp.(4)                         General Partner

               Name, Business Address and Principal Occupation of
             Each Executive Officer And Director of Cigas and Astral

Carl C. Icahn                          Director

Edward E. Mattner                      President

Richard T. Buonato                     Assistant Secretary

Gail Golden                            Vice President and Secretary

               Name, Business Address and Principal Occupation of
                 Each Executive Officer And Director of Barberry

Carl C. Icahn                          President, Secretary and Chairman

---------
(4) Business address is c/o Starfire Holding Corporation, 100 South Bedford Road, Mt. Kisco, New York 10549

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2000

                                       ARNOS CORP.

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:   President

                                       UNICORN ASSOCIATES CORPORATION

                                       By:      /s/ Edward E. Mattner
                                           Name:  Edward E. Mattner
                                           Title:    President and Treasurer

                                       ACF INDUSTRIES INCORPORATED

                                       By:      /s/ Robert J. Mitchell
                                           Name:  Robert J. Mitchell
                                           Title:    Senior Vice President

                                       ACF INDUSTRIES HOLDING CORP.

                                       By:      /s/ Robert J. Mitchell
                                           Name:  Robert J. Mitchell
                                           Title:    President and Treasurer

                                       HIGHCREST INVESTORS CORP.

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

             [Signature Page of 13D Amendment No. 7 with respect to
                          National Energy Group, Inc.]

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2000

                                       BUFFALO INVESTORS CORP.

                                       By:      /s/ Edward E. Mattner
                                           Name:  Edward E. Mattner
                                               Title:    President

                                       STARFIRE HOLDING CORPORATION

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

                                       HIGH RIVER LIMITED PARTNERSHIP

                                       By:      BARBERRY CORP.
                                       Its:     General Partner

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

                                       RIVERDALE LLC

                                       By:      /s/ Carl C. Icahn
                                                Carl C. Icahn
                                                       Its: Member

                                       GASCON PARTNERS

                                       By:      Cigas Corp.
                                       Its:     General Partner

                                       By:      /s/ Edward E. Mattner
                                           Name:  Edward E. Mattner
                                               Title:    President

             [Signature Page of 13D Amendment No. 7 with respect to
                          National Energy Group, Inc.]

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2000


                                        CIGAS CORP.

                                        By:      /s/ Edward E. Mattner
                                            Name:  Edward E. Mattner
                                                Title:    President

                                        ASTRAL GAS CORP.

                                        By:      /s/ Edward E. Mattner
                                            Name:  Edward E. Mattner
                                                Title:    President

                                        BARBERRY CORP.

                                        By:      /s/ Carl C. Icahn
                                            Name:  Carl C. Icahn
                                            Title:    President

                                                  /s/ Carl C. Icahn
                                                      Carl C. Icahn

             [Signature Page of 13D Amendment No. 7 with respect to
                          National Energy Group, Inc.]

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $.01 per share, of National Energy Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of December, 2000.

                                       ARNOS CORP.

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:   President

                                       UNICORN ASSOCIATES CORPORATION

                                       By:      /s/ Edward E. Mattner
                                           Name:  Edward E. Mattner
                                           Title:    President and Treasurer

                                       ACF INDUSTRIES INCORPORATED

                                       By:      /s/ Robert J. Mitchell
                                           Name:  Robert J. Mitchell
                                           Title:    Senior Vice President

                                       ACF INDUSTRIES HOLDING CORP.

                                       By:      /s/ Robert J. Mitchell
                                           Name:  Robert J. Mitchell
                                           Title:    President and Treasurer

                                       HIGHCREST INVESTORS CORP.

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

   [Signature Page of Joint Filing Agreement for Schedule 13D with respect to
                          National Energy Group, Inc.]

                                       BUFFALO INVESTORS CORP.

                                       By:      /s/ Edward E. Mattner
                                           Name:  Edward E. Mattner
                                               Title:    President

                                       STARFIRE HOLDING CORPORATION

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

                                       HIGH RIVER LIMITED PARTNERSHIP

                                       By:      BARBERRY CORP.
                                       Its:     General Partner

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

                                       BARBERRY CORP.

                                       By:      /s/ Carl C. Icahn
                                           Name:  Carl C. Icahn
                                           Title:    President

                                                 /s/ Carl C. Icahn
                                                     Carl C. Icahn

   [Signature Page of Joint Filing Agreement for Schedule 13D with respect to
                          National Energy Group, Inc.]